                       SECURITIES AND EXCHANGE COMMISSION

                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        FILED UNDER SECTION 33(A) OF THE
            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED,
                                  ON BEHALF OF
                       ENRON TEESSIDE OPERATIONS LIMITED

        Enron Corp., an Oregon corporation ("Enron"), hereby files this Form U-57 under Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on behalf of Enron Teesside Operations Limited ("ETOL"), a limited liability company incorporated under the laws of England and Wales, for the purpose of notifying the Securities and Exchange Commission that ETOL will become a "foreign utility company" under such Section 33(a) upon the date of transfer to ETOL of the Wilton Power Station and electricity transmission and distribution facilities described below (the "Facilities").

        ICI Chemicals and Polymers Ltd. ("C&P"), a limited liability company incorporated under the laws of England and Wales, and Imperial Chemical Industries plc ("ICI"), a public limited company incorporated under the laws of England and Wales, have entered into a Sale of Business Agreement (the "Agreement"), dated 26th November 1998, with ETOL, under which Agreement ICI and C&P are proposing to transfer to ETOL the Teesside Utilities and Services Business of ICI and C&P, including, inter alia, the Facilities.

        Enron indirectly owns 100% of the shares in ETOL in the following manner: (i) Enron owns 100% of the shares in Enron Power Corp., a Delaware corporation, and 100% of the membership interests in Enron Europe L.L.C., a Delaware limited liability company; (ii) Enron Power Corp. owns 87.5% of the shares in Enron Europe Limited, a limited liability company incorporated under the laws of England and Wales, and Enron Europe L.L.C. owns the remaining 12.5% of the shares in Enron Europe Limited; (iii) Enron Europe Limited owns 100% of the shares in Teesside Operations (Holdings) 2 Limited, a limited liability company incorporated under the laws of England and Wales; (iv) Teesside Operations (Holdings) 2 Limited owns 100% of the shares in Teesside Operations (Holdings) Ltd., a limited liability company incorporated under the laws of England and Wales; and (v) Teesside Operations (Holdings) Ltd. owns 100% of the shares in ETOL.

ITEM 1

        Set forth below is the following information for ETOL: (a) its name;
(b) its business address; (c) a description of its facilities used for the generation, transmission and distribution of electric energy for sale; and (d) to the extent known, the name of each person that holds five percent or more of any class of its voting securities.

        (a)    Name:  Enron Teesside Operations Limited

        (b)    Business Address:    4 Millbank, London SW1P 3ET, England, U.K.

        (c) Description of Facilities:

               (i) The Wilton Power Station, located at Wilton, Middlesbrough, Cleveland, England, being a combined heat and power station producing controlled-pressure steam with electricity generation as a secondary function, with a gross electrical generation capacity of 154 MW;

               (ii) an electrical distribution system located at Wilton, Middlesbrough, Cleveland, England and connected, inter alia, to the aforementioned Wilton Power Station and the United Kingdom National Grid, such system comprising, inter alia, four primary substations, 80 secondary substations, 400 miles of high voltage cables and over 250 transformers.

        (d) Shareholders: As set forth above, 100% of the shares in ETOL are indirectly owned by Enron.

ITEM 2

        Domestic Associate Public-Utility Companies. A subsidiary of Enron, Portland General Electric Company, an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity predominately in the State of Oregon. Accordingly, Enron is a "holding company" and Portland General Electric Company will be an "associate company" of ETOL, as such terms are defined in the Act. Enron is exempt from the provisions of the Act (other than Section 9(a)(2)) by reason of Section 3(a)(1) of the Act and Rule 250.2 promulgated under the Act. Portland General Electric Company will not own any of the shares of ETOL.

        State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on July 18, 1997, as an attachment to a Form U-57 on behalf of Companhia Estadual de Gas do Rio de Janeiro and Riogas S.A. Such certification is hereby incorporated by reference.

        The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                            ENRON CORP.

                                            By:   /s/ James V. Derrick, Jr.
                                               ----------------------------
                                            Name: James V. Derrick, Jr.
                                                 --------------------------
                                            Title: Senior Vice President
                                                    and General Counsel


                                                December 17, 1998





                                      -3-